CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 66 to Registration Statement No. 2-60836 on Form N-1A of our reports dated May 21, 2019, relating to the financial statements and financial highlights of BlackRock Advantage U.S. Total Market Fund, Inc. (the “Fund”) and Master Advantage U.S. Total Market LLC, appearing in the Annual Report on Form N-CSR of the Fund for the year ended March 31, 2019, and to the references to us under the headings “Financial Highlights” and “Independent Registered Public Accounting Firm” in the Prospectuses and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

July 26, 2019